Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

July 8, 2016

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ivy NextShares

1933 Act Registration No. 333-210814

1940 Act Registration No. 811-23155

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to Alan Goldberg on May 18, 2016 regarding the registration statement of Ivy NextShares (the “Trust”) on Form N-1A (the “Registration Statement”), which was filed to register three initial series – Ivy Focused Growth NextShares, Ivy Focused Value NextShares and Ivy Energy NextShares (each, a “Fund,” and collectively, the “Funds”).

This letter accompanies the filing of pre-effective amendment no. 1 to the Trust’s Registration Statement, which is being filed to seek effectiveness of the Trust. We note that, except for aspects of the investment strategy and risk disclosure, the disclosure for each Fund is substantially similar. Therefore, although our responses to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) may reference only the headings, page numbers and disclosure of the summary prospectuses, our responses are applicable to similar disclosure elsewhere in the Registration Statement, as applicable.

For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from the Registration Statement is included in a response, we have marked the new disclosure in bold to show changes from the initial Registration Statement filed on April 18, 2016.

Pursuant to your request, all outstanding information from the April 18, 2016 filing will be incorporated into pre-effective amendment no. 1 to the Trust’s Registration Statement.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

General Comments

1.	Comment:	We note that portions of the disclosure in the Registration Statement are incomplete. We may have additional comments: on such portions, when you complete or finalize them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; and on any exhibits added in a pre-effective amendment

	Response:	Pre-effective amendment no. 1 to the Registration Statement, which accompanies this correspondence, includes most of the outstanding information from the previous filing. Additionally, much of the bracketed information has been confirmed or revised, as necessary, and such brackets have been deleted. To the extent that items remain bracketed or incomplete, they will be confirmed or included in a subsequent pre-effective amendment to the Registration Statement.

2.	Comment:	Please advise us if you expect to submit an additional exemptive application or a no-action request in connection with the Registration Statement.

	Response:	Ivy Investment Management Company (“IICO”), the Funds’ proposed investment adviser, has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Trust’s Registration Statement. We note that the Commission previously issued an order[1] granting certain exemptive relief under the 1940 Act[2] to the Trust and IICO (collectively, the “Applicants”). Among other things, the Exemptive Order permits the Applicants to create and issue series of funds that operate as “exchange-traded managed fund shares” (i.e., NextShares). Since the Trust will rely upon the Exemptive Order, at the current time, it does not expect to submit an additional exemptive application or no-action request in connection with the Registration Statement.

3.	Comment:	Please disclose, where appropriate, the identity of the owner of the “NextShares” methodology.

	Response:	The NextSharesTM brand name is a registered trademark of NextShares Solutions LLC, a wholly owned subsidiary of the Eaton Vance Corporation (“Eaton Vance”). Eaton Vance holds patents with respect to certain aspects of the Funds’ method of operation as exchange-traded managed funds.

[1]	See Investment Company Act Release Nos. 31757 (Aug. 13, 2015) (notice of exemptive application) and 31816 (Sept. 9, 2015) (order) (the “Exemptive Order”).
[2]	Such relief provided an exemption from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 17(a)(1), 17(a)(2) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

After considering the Staff’s comment, the Trust respectfully declines to identify the owner of the methodology (i.e., Eaton Vance) in the Trust’s Registration Statement. As an initial matter, the Trust notes that there is no regulatory requirement to disclose the NextShares’ patent holder. Moreover, the Trust believes that omitting the identity of the patent holder is not materially misleading; on the contrary, disclosing the identity of the patent owner would have the opposite effect: a reader may reasonably (but incorrectly) conclude that Eaton Vance was somehow affiliated with, or responsible for, the operation of Ivy’s NextShares Funds.

Moreover, Eaton Vance Management, an indirect subsidiary of Eaton Vance, manages its own line of NextShares products, and the Trust does not wish to confuse readers into thinking that Ivy’s NextShares products are affiliated with, or somehow connected to, the Eaton Vance products.

For these reasons, the Trust respectfully declines to include the requested disclosure.

Summary Prospectuses

Ivy Focused Growth NextShares

Example, page 3

4.	Comment:	Since the Fund is not a mutual fund nor an ETF, please delete the word “other” in the sentence: “This example is intended to help you compare…the cost of investing in other mutual funds.”

	Response:	We have revised the disclosure according to the Staff’s comment.

Principal Investment Strategies, page 3

5.	Comment:	The Fund defines “large capitalization companies” as “typically, companies with market capitalizations of at least $10 billion at the time of acquisition.” Please make the definition more precise by deleting the word “typically.”

	Response:	We have revised the disclosure according to the Staff’s comment.

6.	Comment:	The fifth paragraph of this section states: “Many of the companies in which the Fund may invest have diverse operations, with products or services in foreign markets.” Please clarify this statement. Does this mean that such companies may conduct substantial sales or other operations in foreign markets?

	Response:	Yes. The Fund will invest in large, U.S.-based companies, some of which are multi-national corporations whose operations (i.e., locations where they build products or employ workers) or sales (i.e., locations where their products or services are marketed and sold) may take place both in the United States and in locations around the world. The disclosure cited by the Staff is intended to alert investors to the fact that, even though the Fund will primarily invest in domestic equity securities, the large, multinational nature of the companies issuing those securities means that the Fund indirectly faces the risks of being exposed to foreign investments. The current disclosure in that regard states:

The Fund may have indirect exposure to various foreign markets through investments in these companies, even if the Fund is not invested directly in such markets.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

The Fund believes that this disclosure accurately encompasses the complete risk profile of the securities in which the Fund invests; as a result, the Fund does not believe that additional disclosure is necessary.

About NextShares, page 4

7.	Comment:	The second paragraph of the section states: “As a new type of fund, NextShares initially may be offered by a limited number of Brokers.” Does this statement indicate that investors may have difficulty selling their shares? If so, please provide the appropriate risk disclosure.

	Response:	The statement does not indicate that investors will have difficulty selling their shares of the Fund. The disclosure refers to the potential limited number of platforms through which an investor can purchase shares, not sell them. Although only a limited number of brokerage platforms may sell shares of the Funds, investors would have access to invest in the Funds through those brokers. Therefore, the Trust does not anticipate any risks to investors (e.g., illiquidity risks) who purchase shares of its Funds, and consequently the Trust believes additional disclosure is unnecessary.

8.	Comment:	The last sentence of the fourth paragraph of this section states that “[l]ike mutual funds, NextShares may be bought or sold in specified share or dollar quantities, although not all Brokers may accept dollar-based orders.” Please disclose why brokers may not accept dollar-based orders. Do NextShares differ from conventional ETFs in this respect?

	Response:	NextShares may be purchased using either share-based or dollar-based orders; the only distinction may be whether a specific broker permits round lot orders. Unlike mutual funds, which typically trade using dollar-based orders, NextShares may be available only through share-based orders from some broker-dealers. Additionally, other common mutual fund investor options, such as automatic dividend reinvestment, free exchanges among funds in the same family and systematic purchase/withdrawal plans, generally may not available for NextShares. However, these limitations are not inherent to the NextShares product. To clarify this point, the Trust has included the following to the disclosure:

“Sizing Buy and Sell Orders. NextShares may be purchased and sold in specified share or dollar quantities, although not all Brokers may accept dollar-based orders. Contact your Broker for more information. In share-based orders, you specify the number of fund shares to buy or sell.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

9.	Comment:	The last sentence of the sixth paragraph of this section states that “NextShares do not offer opportunities to transact intraday at currently (versus end-of-day) determined prices.” Please provide the appropriate disclosure about the disadvantages and risks, if any, of being unable to trade intraday at currently determined prices.

	Response:	Trading prices of NextShares are available intraday; however, NextShares do not trade intraday, and its trading prices are linked to the next NAV rather than determined at the time of trade execution. In general, this structure provides several advantages to investors, including that (i) NextShares market makers are not exposed to intraday market risk on fund positions held, (ii) NextShares market makers do not need to adjust their bids and offers in response to intraday market moves, resulting in lower trading costs, and (iii) NextShares can maintain the proprietary nature of their investment programs.

Nevertheless, there are a few potential disadvantages resulting from an inability to trade intraday. For example, NextShares investors may be exposed to contingent pricing risk, as (i) buyers and sellers of shares do not know the price of shares purchased and sold until NAV is determined; and (ii) trade prices may vary significantly from anticipated levels (including estimates based on intraday indicative values) during periods of significant market volatility.

The Fund notes that it already discloses these risks in the subsection “—Contingent Pricing Risk,” which reads as follows:

“Trading prices of Fund shares are directly linked to the Fund’s next determined NAV, which is normally calculated as of the close of regular market trading each business day. Buyers and sellers of shares will not know the value of their purchases and sales until the Fund’s NAV is determined at the end of the trading day. Like mutual funds, the Fund does not offer opportunities to transact intraday at currently (versus end-of-day) determined prices. Trade prices are contingent upon the determination of NAV and may vary significantly from anticipated levels (including estimates based on intraday indicative values disseminated by the Fund) during periods of market volatility. Although limit orders can be used to control differences in trade prices versus NAV, they cannot be used to control or limit trade execution prices.” (emphasis added)

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

10.	Comment:	Apparently, at least initially, the Fund will have a limited number of institutions that act as authorized participants. If so, please disclose the risks to the Fund.

	Response:	The Trust has included a new subsection under the heading “Principal Investment Risks” to address the risks that arise from a limited number of authorized participants. The new disclosure is as follows:

Authorized Participant Concentration Risk — Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund. The Fund may have a limited number of institutions that act as Authorized Participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, shares may trade at a discount to NAV and possibly face trading halts and/or delisting.

Principal Investment Risks, page 4

11.	Comment:	Will the Fund invest in foreign securities, as well as the securities of companies with “Foreign Exposure Risk”? If so, please provide the appropriate risk disclosure. If the Fund will invest in companies with emerging market “exposure” and/or companies that are domiciled in emerging markets, please provide the appropriate risk disclosure.

	Response:	The Fund may invest in foreign securities. However, unlike its investment in large-cap, U.S.-based multinational companies, which may indirectly face exposure to foreign markets, the Fund does not intend to invest to the same degree directly in foreign securities. The Fund discloses this fact in the section “Additional Information about Principal Investment Strategies, Other Investments and Risks—Ivy Focused Growth NextShares,” which states that the Fund primarily invests in “growth-oriented, large capitalization (and, to a lesser extent, mid-capitalization) U.S. (and, to a lesser extent, foreign) companies that IICO believes have the ability to sustain growth over the long term.”

Because the Fund is more likely to have indirect risk of foreign companies, “foreign exposure risk” is a principal risk, as currently disclosed in the summary prospectus. Since the extent of the Fund’s direct investment in foreign securities will be limited, the Fund considers that strategy to be non-principal. As a result, the Fund has included “foreign securities risk” disclosure under the subsection “—Non-Principal Risks.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

The Fund does not currently intend to invest in companies that are domiciled in emerging markets; therefore, it does not believe any additional disclosure is required.

12.	Comment:	Although the Fund intends to invest “primarily” in “large capitalization companies,” it may invest in companies of any size. Accordingly, if deemed a principal risk, please provide the appropriate risk disclosure with respect to the Fund’s investments in small and mid-cap companies.

	Response:	As noted in the response to comment no. 11, the Fund primarily will invest in securities of large capitalization companies, but will “to a lesser extent” invest in securities of companies with smaller capitalizations. As such, the Fund does not consider investing in small- or mid-cap securities to be a principal investment strategy and does not consider the risks associated with that strategy to be principal risks. Therefore, the Fund has included small- and mid-cap company risk disclosure in the “—Non-Principal Risks” subsection. It does not believe that additional disclosure is required.

13.	Comment:	The disclosure on page 24 indicates that the Funds may actively trade portfolio securities. If so, please provide the appropriate summary risk disclosure, including that high portfolio turnover may cause significant amounts of the Funds’ distributions to be characterized as short-term capital gains.

	Response:	IICO does not intend to actively trade portfolio securities of any Fund such that it will have high portfolio turnover rates. The Funds have not included portfolio turnover risk disclosure in their summary prospectuses. However, the Funds note that the Statement of Additional Information, in the section “The Funds, Their Investments, Related Risks and Restrictions—Portfolio Turnover,” already discloses the possible risks associated with high portfolio turnover noted by the Staff. The disclosure states:

“In general, a high turnover rate will increase transaction costs (such as commissions and spreads between bid and asked prices) that will be borne by a Fund and could increase realized capital gains or losses (the excess of such gains over such losses being taxable to shareholders when distributed to them).” (emphasis added)

Tax Information, page 8

14.	Comment:	Because the Funds refer to tax-deferred arrangements in the language required by Item 7 of Form N-1A, please add disclosure similar to the following at the end of the sentence to avoid the possibility that investors may believe that they will not be taxed upon withdrawal from a tax-deferred arrangement: “…in which case you may be taxed upon withdrawal of monies from the tax-deferred arrangement.”

	Response:	We have included the disclosure requested by the Staff.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

Ivy Focused Value NextShares

Example, page 9

15.	Comment:	As commented previously, please delete the word “other” in the sentence: “This example is intended to help you compare…the cost of investing in other mutual funds.”

	Response:	We have revised the disclosure according to the Staff’s comment.

Principal Investment Strategies, page 9

16.	Comment:	We note that, although the Focused Growth Fund will invest “primarily” in large-cap companies, the Focused Value Fund’s strategy is described as investing in them “often.” The term “often” appears to conflict with “primarily.” Please clarify the extent to which the Focused Value Fund intends to invest in large-cap companies.

	Response:	The Focused Value Fund has revised its principal investment strategy to clarify that the Fund may invest in securities issues by companies of any size and market capitalization. The Fund also has added corresponding risk disclosure.

17.	Comment:	As commented previously, please delete the word, “typically,” from the first paragraph.

	Response:	We have revised the disclosure according to the Staff’s comment.

18.	Comment:	As commented previously, please clarify the statement: “Many of the companies in which the Fund may invest have diverse operations, with products or services in foreign markets.”

	Response:	Please see the Trust’s response to comment no. 6.

19.	Comment:	Please define the term, “catalyst.” Why does the Focused Value Fund use this term in its strategies and the Focused Growth Fund does not?

	Response:	In value style investing, a catalyst is some factor or condition that, upon its occurrence, would create additional value in the price of a stock that the value investor believes is currently undervalued. For example, a catalyst could be a favorable earnings report, which would drive up a stock’s price. Value investors seek stocks that are undervalued relative to the company’s book price or other measurement of financial health, on the theory that upon a catalyst occurring, the stock’s price will increase to its fair market value.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

In contrast, a growth strategy does not focus on catalysts or a company’s value. Growth investors seek stocks of companies within industries that are expected to experience substantial growth, and/or companies in a position to generate revenues or earnings greater than what the market expects. In general, growth style investors are less focused on the value of the underlying company and instead are more focused on whether a company is exhibiting behavior that suggests it will be a leading company in the future (e.g., whether the company has a sustainable competitive advantage, is effective at containing cost, or has an experienced management team).

Because growth and value style investing theories differ, the Trust believes it appropriate to use the term “catalyst” when describing the Focused Value Fund’s strategy, but not when describing the Focused Growth Fund’s strategy.

Nevertheless, the Trust has considered the Staff’s comment to better explain the term “catalyst,” and in response has revised the second and third paragraphs of the Focused Value Fund’s “Principal Investment Strategies” section as follows:

The Fund is non-diversified, meaning that it may invest a significant portion of its total assets in a limited number of issuers. For example, the Fund typically holds a limited number of stocks (generally 15 to 25).

To identify securities for the Fund, IICO primarily utilizes fundamental, bottom-up (researching individual issuers) research while considering top-down (assessing the market environment) and quantitative analyses. IICO primarily determines the estimated intrinsic value of companies based on cash flow generation, but IICO may consider other valuation factors, such as price to earnings and price to book value. IICO also considers other operational factors of a company, including, among others, asset growth, changes in share count, and changes in working capital. The Fund emphasizes companies that IICO believes have clearly identifiable catalysts that will help the companies achieve their estimated intrinsic values. ~~The Fund typically holds a limited number of stocks (generally 15 to 25).~~ A catalyst is an identifiable factor – such as an event, a particular circumstance or a company’s characteristic – that might lead to improved valuations of that company’s stock. A catalyst could come from within the company in the form of new management, company restructuring, or certain operational enhancements (such as the introduction of new products or services, or offering products in new markets). A catalyst also could be an external factor, such as improvement in industry conditions, a regulatory change, or a recent sharp decline in stock price that appears to be the result of a short-term market overreaction to negative news.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

Principal Investment Risks, page 13

20.	Comment:	Please disclose the risks of the value style of investing.

	Response:	The Fund notes that it already discloses the risks of investing in value stocks in its summary prospectus and in the statutory portion of the prospectus, pursuant to Items 4 and 9 of Form N-1A. Therefore, the Fund does not believe additional disclosure is required.

21.	Comment:	Will the Fund invest in foreign securities, as well as the securities of companies with “Foreign Exposure Risk”? If so, please provide the appropriate risk disclosure. If the Fund will invest in companies with emerging market “exposure” and/or companies that are domiciled in emerging markets, please provide the appropriate risk disclosure.

	Response:	Please see the Trust’s response to comment no. 11.

22.	Comment:	Given that the Fund will be investing in companies of all sizes, please also describe the risks of investing in small and mid-cap companies.

	Response:	The Fund notes that it already discloses the risks of investing in stocks issued by small- and mid-capitalization companies in the summary and statutory portion of the prospectus. Therefore, the Fund does not believe that additional disclosure is necessary.

Ivy Energy NextShares

Principal investment strategies, page 15

23.	Comment:	The disclosure in the first paragraph states: “The Fund also may invest in companies that are not within the energy sector that are engaged in the development of products and services to enhance energy efficiency for the users of those products and services.” Please clarify whether such investments are included as part of the 80% policy. If so, please explain how this strategy would not violate Rule 35d-1. Also, please clarify whether the energy companies included in the 80% policy will be primarily engaged (either on revenue, asset, or other basis) in the energy sector.

	Response:	The investments in securities “engaged in the development of products and services to enhance energy efficiency” will be included in the Fund’s 80% policy.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

The Fund takes a broad view of the energy companies that are included in the energy sector for purposes of calculating the Fund’s 80% policy. Those companies may be primarily engaged in the sector on a revenue or asset basis, or based on their products or other services.

IICO generally will look to invest in companies whose standard industrial classification (SIC) codes are within the energy sector. However, IICO also may invest the Fund in the securities of companies that are not in the energy sector (per SIC) but that, in IICO’s opinion, nevertheless are connected to the energy industry through the development of products and services designed to enhance energy efficiency for the users of those products and services.

The Fund notes that this formulation for adherence to the 80% “names rule” test of Rule 35d-1 under the 1940 Act is consistent with the terms of that rule, as well as related SEC guidance, which states that “an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.”[3] The Fund considers its definitions of energy sector companies and energy-related companies consistent with common usage. Moreover, the Fund already includes in its summary prospectus, per SEC guidance, additional disclosure about how it defines the scope of “companies in the energy sector”, so that potential investors can understand the universe of potential companies connected to the energy sector (i.e., through product development, services, assets and revenue, or otherwise) within which the Fund may invest.

Therefore, the Fund does not believe any additional disclosure is required, and that the existing disclosure complies with Rule 35d-1.

[3]	See Investment Company Act Release No. IC-24828 (Jan. 17, 2001) at fn 43.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

24.	Comment:	Please clarify what it means to “anchor the Fund’s assets in U.S. securities.”

	Response:	The term “anchor the Fund’s assets” implies that IICO generally will invest a majority of the Fund’s assets in U.S. securities. However, the Fund is not restricted to any percentage and may invest up to 100% of its total assets in foreign securities. To clarify this point, the Fund has revised the disclosure as follows:

“While IICO typically seeks to invest a majority of ~~anchor~~ the Fund’s assets in U.S. securities, the Fund may invest up to 100% of its total assets in foreign securities.”

Statutory Prospectus

Additional Information About Principal Investment Strategies, Other Investments and Risks, page 21

25.	Comment:	The disclosure states that the Focused Growth NextShares “is a non-diversified Fund…investing primarily in a diversified portfolio of common stocks.” Given the Fund’s status as non-diversified, please delete the term “diversified.”

	Response:	We have deleted that term pursuant to the Staff’s request.

Statement of Additional Information

The Funds, Their Investments, Related Risks and Restrictions, page 4

26.	Comment:	The disclosure says that each Fund is both a “mutual fund” and “open-end management investment company.” Please delete this language, and any other language that implies that a Fund is a mutual fund or open-end management investment company.

	Response:	We have deleted those references pursuant to the Staff’s request.

Other Current Restrictions, page 40

27.	Comment:	The current disclosure in this section states:

“An investment policy or restriction that states a maximum percentage of a Fund’s assets that may be so invested or prescribes quality standards typically is applied immediately after, and based on, a Fund’s acquisition of an asset. Accordingly, a subsequent change in the asset’s value, net assets, or other circumstances will not be considered when determining whether the investment complies with a Fund’s investment policies and restrictions.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 8, 2016

Please explain to us how this non-fundamental policy is consistent with the requirement of Section 18(f)(1) of the 1940 Act that open-end funds must maintain continuous 300% coverage of their bank borrowings.

Response:	As an initial matter, the Funds’ fundamental restriction on borrowing states that each Fund “may not borrow money except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.” Therefore, notwithstanding the language cited by the Staff, each Fund, by the very terms of the investment restriction, is required to maintain that asset coverage on a continual basis.

Moreover, the Trust notes that the disclosure cited by the Staff does not apply to the Funds’ fundamental restriction on borrowing. The disclosure is intended to apply to certain non-fundamental restrictions that cite specific percentage limits – e.g., investment in illiquid securities (15%) or investment in below grade debt securities (10%). The Funds’ restriction on borrowing does not include any specific percentage; rather, it is intended to convey an outright ban on borrowing, except according to all relevant regulations and Staff guidance on this matter.

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Alan Goldberg at (312) 964-3503 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copies to:	Philip Shipp
Wendy Hills
Alan Goldberg

Ivy NextShares

6300 Lamar Avenue

Overland Park, Kansas 66202

July 8, 2016

BY EDGAR

James E. O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ivy NextShares

1933 Act Registration No. 333-210814

1940 Act Registration No. 811-23155

On behalf of Ivy NextShares (the “Trust”), we hereby acknowledge that:

(i) Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) The Trust may not assert this action as defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

IVY NEXTSHARES

By:	/s/ Philip Shipp

Name:	Philip Shipp
Title:	Assistant Secretary